

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

<u>Via E-mail</u>
David Crane
President and Chief Executive Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540

> **Re: NRG Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 16, 2011**
> **File No. 333-178024**

Dear Mr. Crane:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that some of the guarantor registrants are not identified as guarantor subsidiaries in footnotes 29 and 19 of your Form 10-K for fiscal year ended December 31, 2010 and your Form 10-Q for fiscal quarter ended September 30, 2011, respectively, because they were not acting as guarantor subsidiaries at those respective times. Please tell us how such guarantor subsidiaries have satisfied Rule 3-10(a)(1) of Regulation S-X. For example, if such guarantor subsidiaries were in existence as of such periods and the financial information for such guarantor subsidiaries were included in the non-guarantor subsidiaries column in footnotes 29 and 19, as applicable, then please furnish a statement to that effect. Alternatively, if you and the guarantor registrants would have been able to rely on Note 1 to Rule 3-10(f) of Regulation S-X as of such periods, then please disclose, in an appropriate place in your prospectus, the information required by Note 1 of Rule 3-10(f) of Regulation S-X.

Exhibit 5.01

2. We note that some of the registrants are organized under the laws of the states of Vermont and Oregon. We also note that counsel limits its opinion to the law of the states of California, Delaware and New York and the federal laws of the United States and relies on the opinion of local counsel with respect to Texas and Minnesota law. Accordingly, counsel has not demonstrated that it has considered the laws of the states of Vermont and Oregon. Please revise. See Section II.B.1.e of Staff Legal Bulletin No. 19.

3. We have the following comments with respect to the sixth sentence in the third paragraph on page 3.

   • Please delete the phrase "[w]e are not qualified to practice law in the State of Delaware." See Section II.B.3.b of Staff Legal Bulletin No. 19.

   • We note that some of the registrants are limited partnerships organized in the State of Delaware. Accordingly, please revise to include the laws governing such registrants.

   • Please delete the statement "which we consider normally applicable to transactions of this type" because such phrase is an inappropriate limitation on the scope of the opinion with respect to Delaware law issues.

Exhibit 5.02

4. Please delete the statement in paragraph 4 on page 3 of "which we, in the exercise of customary professional diligence, would reasonably recognize as being applicable to the Guarantor and the transactions contemplated by the Indenture and the Supplemental Indentures" because such phrase is an inappropriate limitation on the scope of the opinion with respect to NEO Corporation's power to create the guarantee obligation.

5. With respect to counsel's opinion that NEO Corporation is validly existing, it is inappropriate for counsel to base such opinion "solely" on a Certificate of Good Standing. Also, this statement seems inconsistent with the first full paragraph on page 2, where counsel otherwise lists the documentation examined. Please revise.

Exhibit 5.03

6. Please revise the first paragraph to clarify that the notes to be offered pursuant to the registration statement are the Series B series for such notes.

7. In addition to opining that each registrant covered by counsel's opinion has duly authorized the supplemental indentures, counsel must also opine that each such registrant covered by its opinion is validly existing and has the power to create its guarantee obligation. Please revise. See Section II.B.1.e of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Brian Curci
       NRG Energy, Inc.

       Paul Zier
       Kirkland & Ellis LLP